SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi’an, PRC 710075
011-86-29-88377216

June 30, 2010

VIA EDGAR AND FACSIMILE (703) 813-6982

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: RE:	Anne Nguyen Parker, Branch Chief Norman von Holtzendorff, Attorney-Advisor SkyPeople Fruit Juice, Inc. Registration Statement on Form S-1 File No. 333-166194 (the “Registration Statement”)

    Ladies and Gentlemen:

    On June 29, 2010, the Company requested acceleration of the effective date and time of the Registration Statement to 4:30 p.m. on June 30, 2010. The Company hereby withdraws such request until further notice.

    Thank you for your assistance throughout the review process.

Very truly yours,

SkyPeople Fruit Juice, Inc.

By:	/s/ Yongke Xue
	Name:	Yongke Xue
	Title:	Chief Executive Officer

cc:	Rick Kline Laura Luo Wilson Sonsini Goodrich & Rosati, P.C.